CUSTOMERS BANCORP, INC.
1015 Penn Avenue
Wyomissing, Pennsylvania 19610

August 9, 2011

VIA EDGAR AND EMAIL
Filing Desk
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:	Customers Bancorp, Inc.
(SEC 1933 Act File No. 333-166225)
Acceleration of Effectiveness of Form S-1

Ladies and Gentlemen:

Pursuant to the requirements of Rules 460 and 461 under the Securities Act of 1933, as amended, the undersigned, Chief Financial Officer of Customers Bancorp, Inc. (the “Company”), hereby requests that the Form S-1 Registration Statement of the Company (File No. 333-166225), as amended by the filing with the Securities and Exchange Commission (the “Commission”) of those certain Pre-Effective Amendments No. 1 (filed June 18, 2010), No. 2 (filed July 2, 2010), No. 3 (filed January 13, 2011), No. 4 (filed March 14, 2011), No. 5 (filed April 18, 2011), No. 6 (filed June 13, 2011), No. 7 (filed July 11, 2011) and No. 8 (filed July 29, 2011), be declared effective as of 5:00 p.m. (Eastern Standard Time) on August 11, 2011, or as soon thereafter as is practicable.

On behalf of the Company, the undersigned hereby acknowledges the following:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas R. Brugger
Thomas R. Brugger, CFO

cc:           Gregory Dundas (via email)